Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the three months ended March 31, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

	For The Three Months Ended March 31,	For The Year Ended December 31,
(in thousands)	2017	2016	2015	2014	2013	2012
Fixed charges:
Interest expense	$874	$3,031	$3,210	$2,761	$901	$516
Capitalized interest	48	129	105	76	82	154
Portion of rental expense which represents interest factor	15	74	97	132	89	12
Total Fixed charges	$937	$3,234	$3,412	$2,969	$1,072	$682

Earnings available for fixed charges:
Earnings before income taxes	$3,792	$15,600	$14,645	$418	$7,369	$5,119
Add: Fixed charges	937	3,234	3,412	2,969	1,072	682
Less: Capitalized interest	(48)	(129)	(105)	(76)	(82)	(154)
Less net (earnings) or add net loss attributable to noncontrolling interests	(638)	(4,598)	(1,471)	2,321	106	0
Total Earnings available for fixed charges	$4,043	$14,107	$16,481	$5,632	$8,465	$5,647

Ratio of earnings to fixed charges	4.32	4.36	4.83	1.90	7.90	8.28